January 20, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Sandra B. Hunter, Esq

Re:	Province of Manitoba

Registration Statement under Schedule B

File No. 333-200405

As amended on January 13, 2015

Dear Ms. Hunter:

On behalf of the Province of Manitoba (the “Province”), we hereby respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 5:00 p.m., January 21, 2015, or as soon thereafter as is practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Province acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Province from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Province may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert E. Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or me at (204) 945-6637 with any questions you may have. In addition, please notify Mr. Buckholz when this request for acceleration has been granted.

Very truly yours,

/s/ Garry Steski
Garry Steski Acting Assistant Deputy Minister of Finance Province of Manitoba

cc:	Robert E. Buckholz

(Sullivan & Cromwell LLP)